UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Gander Mountain Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36471P 10 8

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36471P 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marjorie J. Pihl

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 61,956

	6.	Shared Voting Power 5,852,812

	7.	Sole Dispositive Power 61,956

	8.	Shared Dispositive Power 5,852,812

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,914,768

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 41.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Gander Mountain Company
	(b)	Address of Issuer’s Principal Executive Offices 4567 American Boulevard West Minneapolis, Minnesota 55437

Item 2.
	(a)	Name of Person Filing This statement is filed by: Marjorie J. Pihl
	(b)	Address of Principal Business Office or, if none, Residence 4567 American Boulevard West Minneapolis, Minnesota 55437
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $.01 par value
	(e)	CUSIP Number 36471P 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

5,914,768

Ms. Pihl directly owns 61,956 shares of Common Stock of the Company.  As a result of Ms. Pihl’s ownership interest in Holiday Stationstores, Inc. (“HSI”), Ms. Pihl may be deemed to possess beneficial ownership of the 5,852,812 shares of Common Stock owned by HSI.  Ms. Pihl disclaims beneficial ownership of the shares of Common Stock held by HSI except to the extent of her pecuniary interest in such shares.

(b)

Percent of class:

41.6%

The percentage of Common Stock reported herein is based on 14,221,925 shares of outstanding Common Stock of the  Company, which is the total number of shares issued and outstanding on December 9, 2004.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 61,956
(ii)

Shared power to vote or to direct the vote

5,852,812

As a result of Ms. Pihl’s ownership interest in HSI, Ms. Pihl may be deemed to possess beneficial ownership of the 5,852,812 shares of Common Stock owned by HSI.  Ms. Pihl disclaims beneficial ownership of the shares of Common Stock held by HSI except to the extent of her pecuniary interest in such shares.

(iii) Sole power to dispose or to direct the disposition of 61,956
(iv)

Shared power to dispose or to direct the disposition of

5,852,812

As a result of Ms. Pihl’s ownership interest in HSI, Ms. Pihl may be deemed to possess beneficial ownership of the 5,852,812 shares of Common Stock owned by HSI.  Ms. Pihl disclaims beneficial ownership of the shares of Common Stock held by HSI except to the extent of her pecuniary interest in such shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction.  Dissolution of a group requires a response to this item.

                Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Shareholders of HSI participate in the receipt of dividends from, and proceeds from the sale of, the shares owned by HSI.  Donovan Erickson, Gerald Erickson, Neal Erickson, Richard Erickson, Ronald Erickson and Marjorie Pihl all own 5% or  more of the outstanding capital stock of HSI. The Board of Directors of HSI has the power to direct the receipt of  dividends from the shares owned by HSI. Donovan Erickson, Gerald Erickson, Neal Erickson, Richard Erickson, Ronald  Erickson and Charles Pihl constitute the Board of Directors of HIS.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005
Date
/s/ Marjorie J. Pihl
Signature
Marjorie J. Pihl
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)